SEC LAW FIRM

11693 San Vicente Boulevard, Suite 357

Los Angeles, CA 90049

Tel. 310-557-3059

Fax. 310-388-1320

www.seclawfirm.com

September 20, 2010

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Ms. Erin Magnor

Re:      China Rising I, Inc.

Form 10

Filed July 22, 2010

File No. 000-54042

Ladies and Gentlemen:

We respectfully submit below the responses of China Rising I, Inc., a Delaware corporation (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated August 10, 2010 with respect to the Form 10 filed by the Registrant on July 22, 2010.  For your convenience, we have included each of your comments from that letter, immediately followed by the Registrant’s response.

Comment #1:  Please provide more information with respect to the “certain circumstances” under which you would consider a business combination with a company located or operating in a country other the People’s Republic of China (“China”).

Response:  In Item 1. Business, under “Evaluating Target Companies”, page, 2, the Registrant has revised its disclosure by adding to the end of the first paragraph the following additional disclosure:

The circumstances under which we would consider a business combination with a company located or operating in a country other than China would be primarily those situations where we are unable to locate a suitable business combination candidate in  China or in response to a change in interest on the part of U.S. investors investing in China such that such a business combination would no longer be considered advantageous to us.

Comment #2: We note your disclosure that you have held discussions with at least one target company with whom you might engage in a business combination. Please provide any updated information with respect to these discussions, and please provide a time frame for when these discussions have taken place.

Response: In Item 1. Business, under “Evaluating Target Companies”, page, 2, the Registrant has revised the second paragraph to read in its entirety as follows:

The analysis of target companies and the business opportunities they may present to us will be undertaken by or under the supervision of the Company’s sole officer and director, Crocker Coulson.  As of this date, we have not entered into any definitive agreement with any target company or any other party, but Mr. Coulson has held discussions with two target companies with whom we might engage in a business combination.  Discussions with one of these target companies terminated. Early-stage discussions with the other target company and some basic due diligence has been undertaken and are continuing. No assurance can be given that we will consummate a transaction with this target company or any target company. We have unrestricted flexibility in seeking and analyzing target companies, and structuring and negotiating a business combination. In our efforts to analyze potential target companies, we consider numerous factors, including the following: [bullet points deleted herein]

Comment #3: Please revise the third paragraph of this section to name Mr. Coulson specifically. Additionally, in this paragraph and throughout the filing, please refrain from making references to the company’s directors, executive officers and stockholders without making it clear that the company has only one such person at this time.

Response: In Item 1. Business, under “Form of Business Combination”, page 3, the Registrant has revised its disclosure in the third paragraph to name Mr. Coulson specifically in the first and second sentences. However, the Registrant has continued to refer to “majority of our directors then serving” and “any vote by stockholders” in the third sentence because it is possible that between the time of this filing and the time of a transaction, there may be more than one director or more than one stockholder, or both.

Additionally, the Registrant has made revisions in its disclosure throughout the filing to make it clear that Mr. Coulson is the only director, executive officer and stockholder of the Registrant at this time where the discussion is not a general discussion of legal principles or a summary of provisions contained in another document (such as a discussion of indemnification of directors under the Delaware General Corporation law or the Registrant’s bylaws).

Comment #4:  Please avoid making statements such as “there can be no assurance” that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Response: In Item 1A. Risk Factors, under “We have incurred, and are likely to continue to incur, losses”, page 5, and in other parts of Item 1A, the disclosure has been revised to delete references such as “there can be no assurance” that a given event might or might not happen.

Comment #5: Revise this risk factor to reference the discussions that you had had with the target company as disclosed on page 2.

Response: In Item 1A. Risk Factors, under “We have not identified a specific potential target company and there are no existing agreement for a business combination at this time”, page 5, the Registrant has revised its disclosure to add the following language before the start of the existing disclosure:

Despite early-stage discussions and some basic due diligence with one potential target company, as disclosed on page 2,…

Comment #6: Please revise this risk factor to include your disclosure on page 2 that the lack of information which may be available regarding private companies may limit the amount of due diligence that you are able to perform of potential target companies.

Response:  In Item 1A. Risk Factors, under “Management intends to devote only a limited amount of time seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate, page 6, the Registrant has revised its disclosure to add the following paragraph at the end of the existing disclosure:

In addition, due to our limited capital available for investigation and due diligence, limited personnel and the relative lack of information that may be available regarding private companies, we may not discover or adequately evaluate all adverse facts about a target company.

Comment #7: In the second, third and fourth paragraphs of this section, please provide the specific names and the companies referenced. Please make corresponding changes to Item 7 on page 18.

Response: In Item 1A. Risk Factors, under “There may be conflicts of interest between management and other stockholders of the Company”, page 7, and in Item 7, page 18, the names of the referenced companies have been provided.

Comment #8: Please address any complications that arise regarding service of process to potential company executives, director or employees located in China or any other foreign jurisdiction.

Response: In Item 1A. Risk Factors, under “Any potential business combination with a foreign target company may subject us to additional significant risks”, page 9, the Registrant has revised its disclosure to add the following paragraph at the end of the existing disclosure:

In addition, in the event of disputes that arise with the directors, officers,   employees or agents of target companies, or other entities, located outside the United States, including without limitation China, we may face difficulties in executing service of process to litigate or arbitrate those disputes. These difficulties may arise as a result of local laws inhibiting or restricting service of process, unwillingness of local process servers to serve process on behalf of foreign claimants, the difficulty in locating the individuals to be served or for other reasons. Our inability to serve process in any such dispute could restrict or prevent us from being able to recover a monetary judgment or be granted equitable relief to redress our claims.

Comment #9: Please revise this risk factor to include your disclosure on page 3 that due to certain tax considerations, then-existing stockholders may retain in the aggregate 20% or less of the total issued and outstanding of the Company.

Response: In Item 1A. Risk Factors, under “Our stockholders will likely have a minority interest in the Company following a business combination”, page 13, the Registrant has revised its disclosure to add the following paragraph at the end of the penultimate sentence of the current risk factor:

In addition, if a business combination were structured to take advantage of certain provisions of the Code applicable to “tax free” business combination, our then-existing stockholders in the aggregate would in such circumstances retain 20% or less of the total issued and outstanding shares of the Company upon the consummation of the business combination;

And to add the words “In either event,” before the final sentence of the current risk factor.

Comment #10: Please revise your disclosure in this section to clarify that the certain restrictions set forth in the Wulff Letters were reversed, allowing the stockholders to reply on the exemption from registration provided by Rule 144 if certain requirements are met.

Response: In Item 1A. Risk Factors, under “There is currently no trading market for our Common Stock, and liquidity of shares of our Common Stock is limited”, page 14, the Registrant has revised its disclosure to delete the two sentences referring to the Wulff Letter.

Comment #11: Please add a risk factor to correspond to the disclosure provided in the first two paragraphs on this page [Item 2. Financial Information, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, page 16] which discusses the risks associated with targeting a financially unstable business.

Response:  In Item 1A. Risk Factors, the Registrant proposes to add the following paragraph at the end of the existing disclosure under the existing risk factor entitled “Our future success is highly dependent on the ability of management to locate and attract and suitable acquisition candidate”:

We may consider a business combination with a target company which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop one or more new products or services, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. Moreover, any target business that is selected may be financially unstable, in the early stages of development or growth, including businesses without established records of sales or earnings, or businesses in an industry characterized by a high level of risk. In that event, we will be subject to various risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies, which may include the need to raise substantial additional capital, borrow money, secure expensive or hard to obtain materials, delays in getting products or services to market, increased competition from larger companies or other competitors who are able to attract funding, and the need for additional or different personnel to bring the business to the next level of development.

The Registrant believes that adding the above disclosure to the existing cited disclosure is an appropriate placement of the requested additional risk factor and respectfully requests that the Staff consider that this proposal is acceptable to the request for a new risk factor containing the same disclosure.

Comment #12: Please provide information with respect to the company’s capital resources and contractual obligations, or please disclose if there are none. Refer to Item 303 of Regulation S-K.

Response: In Item 2. Financial Information, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, page 16, the Registrant has revised its disclosure by adding the following paragraph following the existing fourth paragraph on that page:

            The Company intends to rely on loans from Mr. Coulson to meet its obligations, consisting primarily of payables to professional advisors, until such time as the Company becomes profitable.

Additionally, the Registrant supplementally confirms that it has no contractual obligations at this time.

Comment #13: We note your disclosure that the preferred stock could be utilized under certain circumstances as a method of discouraging, delaying or preventing a change in control of the company. Please provide a brief description of these circumstances, or cross reference to a description in another part of the document. Refer to Item 202(a)(5) of the Regulation S-K.

Response:  In Item 11. Description of Registrant’s Securities to be Registered, under “Preferred Stock”, page 19, the Registrant has revised its disclosure to state that change of control provisions contained in the terms of Preferred Stock would be subject to negotiations between the Company and the holders of such Preferred Stock. Because the Company does not currently have any Preferred Stock outstanding and further because the Company has no present intent to issue any Preferred Stock, the Registrant respectfully requests that the Staff withdraw or modify its comment requesting a description of the circumstances under which Preferred Stock could provide a method of discouraging, delaying or preventing a change in control of the Company, because any such discussion would be hypothetical and speculative.  Moreover, because Mr. Coulson is currently the sole stockholder of the Company, he would have to approve any change of control or any instrument which could automatically result in a change of control.

            Additionally, in response to a comment from Britney Ebbertt in the Office of Chief Accountant of the Division of Corporation Finance, the Registrant has revised the disclosure in Note 2 to Notes to Financial Statements, page F-7, to correct an unintended error and confirm that the Registrant’s fiscal year ends on December 31, pursuant to Article V of the Registrant Bylaws, filed as Exhibit 3.2 to the Form 10 on July 22, 2010.

We hope that this letter has been helpful and responsive to your comments.  If you have any questions or comments to these responses, please contact me directly at (310) 5577-3059 (telephone) or 310/388-1320 (fax).

                                                                                                Very truly yours,

                                                                                                /s/ Lance Jon Kimmel

                                                                                                Lance Jon Kimmel

cc: Crocker Coulson